Exhibit 99.1

SUNTECH TO CONTEST CHAPTER 7 FILING

WUXI, China, Oct. 31, 2013 /PRNewswire/ — Suntech Power Holdings Co., Ltd. (NYSE: STP) (“Suntech” or the “Company”), one of the world’s largest solar companies, today announced it intends to challenge the petition for involuntary bankruptcy filed against it under Chapter 7 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court in the Southern District of New York. The Company has until November 6, 2013 to respond.

The petition was brought by a group of four asserted bondholders holding in aggregate approximately $1.6 million of the Company’s 3% Convertible Senior Notes Due 2013, representing less than 0.3% of the total aggregate principal amount of approximately $541 million of Notes outstanding. On September 20, 2013, a judgment had been entered in favor of certain of such petitioning bondholders with respect to repayment of their Notes. Suntech is currently appealing such judgment.

About Suntech

Suntech Power Holdings Co., Ltd. (NYSE: STP) produces solar products for residential, commercial, industrial, and utility applications. With regional operations in China, Switzerland, and the United States, and gigawatt-scale manufacturing worldwide, Suntech has delivered more than 25,000,000 photovoltaic panels to over a thousand customers in more than 80 countries. Suntech’s pioneering R&D creates customer-centric innovations that are designed to drive solar to grid parity against fossil fuels. Suntech’s mission is to provide everyone with reliable access to nature’s cleanest and most abundant energy source.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, and includes the ability of the Company to contest successfully the petition for involuntary bankruptcy.

For media enquiries, please contact:

Ryan Scott Ulrich
Public Relations and Investor Relations
Ph: +86 510 8531 8654
Email: ryan.ulrich@suntech-power.com

SOURCE Suntech Power Holdings Co., Ltd.